

January 7, 2011

Josh Morita, Chief Executive Officer
RPM Dental, Inc.
3285 Blazer Parkway, Suite 200
Lexington, Kentucky 40509

> **Re: RPM Dental, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 22, 2010**
> **File No. 333-168895**

Dear Mr. Morita:

We have reviewed the above-referenced filing and the related response letter dated December 21, 2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated November 12, 2010.

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1.   We have reviewed your revised revenue recognition policy in response to our prior comment number 5. Please address the following items:

- Your recognition of the one time setup fee when received remains unclear to us. We repeat our prior comment to tell us the accounting guidance that you have cited to recognize this fee upfront, rather than over the expected customer relationship term. In this regard, explain whether you believe the services or products provided upfront have stand alone value. In addition, tell us how you considered SAB Topic 13Af, question 1.
- We note you have expanded your disclosure to discuss the recognition of monthly "maintenance fees." Please enhance your disclosure to expand upon your disclosure that revenue is recognized when the customer has received the newsletter. That is, it is unclear if you are referring to your customers or your customers' clients. Please clarify if this monthly fee consists of one newsletter per month or multiple newsletters. Also clarify your statement that revenue is recognized after the customer has agreed to the terms, including the cost. In this regard, you disclose that the monthly maintenance fee is $250.

- We repeat our prior comment to expand your disclosures to clarify if you bill monthly maintenance fees at the end of the month as services have been provided or at the beginning of the upcoming month.
- Please disclose in your filing a discussion of the nature of your additional advertising services that you provide through the internet. Expand upon your disclosure that revenue is recognized once the advertising services have been provided to the client. Please clarify if you have earned any revenue to date from these additional advertising services.

Note 2 – Major Customers, page F-8

2.   We note your revised disclosure in response to our prior comment number 6, identifies six customers, but you disclose there are seven major customers. Please advise or revise accordingly.

Financial Statements – September 30, 2010

Consolidated Statements of Cash Flows, page F-12

3.   We note your disclosure of loan borrowings in Note 6 on page F-17. Please tell us your consideration of including these transactions in your statement of cash flows. Refer to ASC 230-10-45-14 and 15.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Period Ended December 31, 2009, page 13

4.   We note your revised disclosures in response to our prior comment number 8. Please tell us the nature of the software amount that you have included in general and administrative expenses. Also, in your response, clarify why this amount is recorded in general and administrative, rather than cost of revenue.

Liquidity, page 14

5.   It is unclear to us how you have responded to our prior comment number 10. We repeat our prior comment to provide a discussion and analysis of cash flows. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350. This discussion should include each period presented in your financial statements.

Executive Compensation, page 16`

6.   Please be sure that your amended filing includes the executive compensation data required under Items 402(m) through (r) of Regulation S-K for your most recently

completed fiscal year. For guidance, see Question 117.05 of Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP